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                                                                   EXHIBIT 18B

                                                                   Amendment #1



                            SEI DAILY INCOME TRUST
                       CERTIFICATE OF CLASS DESIGNATION

                                Class G Shares


1.   Class-Specific Distribution Arrangements; Other Expenses

     Class G shares are sold without a sales charge, but are subject to Rule 12b-1 plan payments of up to .50% payable to the Distributor for distribution services, including (i) reviewing of purchase and redemption orders, (ii) assisting in processing purchase, exchange and redemption requests, (iii) providing certain shareholder communications, (iv) forwarding sales literature provided by the Distributor, and (v) arranging for bank wires. Class G Shares are also subject to a shareholder servicing fee of up to .25%, payable to the Distributor under the Class G Shareholder Service Plan. Under this Plan, the Distributor will provide or will enter into written agreements with service providers who will provide one or more of the following shareholder services to clients who may from time to time beneficially own shares: (i) maintaining accounts relating to clients that invest in shares; (ii) arranging for bankwires; (iii) responding to client inquiries relating to the services performed by the Distributor or any service provider; (iv) responding to inquiries from clients concerning their investments in shares; and (v) assisting clients in changing dividend options, account designations, and addresses.

2.   Eligibility of Purchasers

     Class G Shares do not require a minimum initial investment and are available only to shareholders who are clients of or accountholders with City National Bank.

3.   Exchange Privileges

     Class G Shares of the Fund may be exchanged for Class G Shares of any other Fund of the Trust that creates Class G Shares in accordance with the procedures disclosed in the Fund's Prospectus and subject to any applicable limitations resulting from the closing of Funds to new investors.

4.   Voting Rights

     Each Class G shareholder will have one vote for each full Class G Share held and a fractional vote for each fractional Class Share G held. Class G shareholders will have exclusive voting rights regarding any matter submitted to shareholders that relates solely to Class G (such as a distribution plan or service agreement relating to Class G), and will have separate voting rights on any other matter submitted to shareholders in which the interests of the Class G Shareholders differ from the interests of holders of any other class.

5.   Conversion Rights

     Class G Shares do not have a conversion feature.